**Ciments Français**
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

82-3336

02028248

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense, 19 March 2002

02 APR -3 AM 8:05

**Re : Informations Furnished**
**Pursuant to Rule 12g3 - 2 (b) Exemption**
**Under the Securities Exchange Act of 1934**

SUPPL

Please find hereby the last information given to our shareholders :

Press information :

- 18 March 2002
- 19 March 2002

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Sincelery yours.

**Finance Department Manager**

F. Moreau

**F. MOREAU**

dlw 4/9

**Ciments Français**
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

**ESSROC CEMENT WILL ACQUIRE 100% OF CAPITOL MATERIALS.**

**THE ENTERPRISE VALUE ATTRIBUTED TO THE COMPANY AMOUNTS TO US$ 107 MILLION**

**Paris, 19 March 2002 -** The purchase of 100% of Riverton Investment Corporation (which trades in the USA as Capitol Materials Corporation) by ESSROC will be accomplished by attributing the company an enterprise value of US$ 107 million.

The agreement provides for ESSROC - a wholly owned subsidiary of Ciments Français, which is the Italcementi Group subholding for international activities - to purchase a cement plant in Martinsburg, West Virginia, an aggregates quarry in Blair, West Virginia, and lime, masonry and aggregates properties in Front Royal, Virginia.
With an annual output of approximately 750,000 metric tons, the Riverton cement plant will raise ESSROC's production capacity to approximately 7,500,000 metric tons a year. Riverton Investment Corporation is an important cement manufacturer in Virginia, West Virginia, Maryland and Washington DC.

The acquisition is subject to regulatory approval by the US federal government authorities. It will enable the Group's North American subsidiary to boost significantly its local production facilities in the Middle Atlantic region and enhance its presence in the area.

**Visit our web sites :**
**Ciments Français : http://www.cimfra.com**
**Italcementi : http://www.italcementi-group.com**

**Ciments Français**
**Tour Ariane**
**92088 Paris la Défense cedex**
**Tel : +33(0)1 42 91 75 00**
**Fax: +33(0)1 47 76 11 35**

**Ciments Français**
Italcementi Group

**EXEMPTION NUMBER**
**FILE N° 82.3336**

# ESSROC CEMENT ACQUIRES CAPITOL MATERIALS CORPORATION

**Bergamo, 18 March 2002** – ESSROC, a wholly owned subsidiary of Ciments Français - the Italcementi Group subholding for international activities - announced an agreement to purchase Riverton Investment Corporation, which trades in the USA as Capitol Materials Corporation.

The acquisition is subject to regulatory approval by the US federal government authorities. It will enable the Group's North American subsidiary to boost significantly its local production facilities in the Middle Atlantic region and enhance its presence in the area.

The agreement provides for ESSROC to purchase a cement plant in Martinsburg, West Virginia, an aggregates quarry in Blair, West Virginia, and lime, masonry and aggregates properties in Front Royal, Virginia.
With an annual output of approximately 750,000 metric tons, the Riverton cement plant will raise ESSROC's production capacity to approximately 7,500,000 metric tons a year. Riverton Investment Corporation is an important cement manufacturer in Virginia, West Virginia, Maryland and Washington DC.

ESSROC is the fifth largest producer of cement in North America and its industrial facilities consist of 7 cement factories; they are currently based in Pennsylvania, Indiana, Michigan, Maryland, Ohio, Canada and Puerto Rico.

Last year, Group net sales in North America amounted to 637 million euro (+1.8% vs 2000).

Italcementi Group, the majority shareholder of ESSROC through Ciments Français, is among the world's largest cement manufacturer; it has more than 17,000 employees in 15 countries. Last year it reported global net sales of 4,063 million euro (+6.6% vs 2000).

**Visit our web sites :**
**Ciments Français : http://www.cimfra.com**
**Italcementi : http://www.italcementi-group.com**

**Ciments Français**
**Tour Ariane**
**92088 Paris la Défense cedex**
**Tel : +33(0)1 42 91 75 00**
**Fax: +33(0)1 47 76 11 35**